Lelantos Holdings, INC.

3690 W EL Moraga PL

Tucson AZ 85745

Phone: (520) 256-2248

November 6, 2024

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lelantos Holdings, Inc.
Offering Statement on Form 1-A Post-Qualification Amendment No. 7
Filed November 7, 2024
File No. 024-12414

Acceleration Request

Requested Date: November 8, 2024

Requested Time: 3:00 PM Eastern Time

Dear Sir or Madam:

Lelantos Holdings, Inc., (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Patrick Morris, chief legal counsel, to orally modify or withdraw this request for acceleration.

In making this request, the Company represents the offering statement will be qualified in the state of Florida upon qualification by the SEC and also acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its Class A ordinary shares pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Nathan Puente at (520) 256.2248 or email to him at: Nathan@Lelantos.Group.

Very truly yours,

Lelantos Holdings, Inc.

By	/s/ Nathan Puente
Nathan Puente
Chief Executive Officer